EXHIBIT 12

GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Third Quarter	First Nine Months
(Unaudited)
In millions	2003	2003

Fixed charges:
Total interest expense	$ 228	$ 685
One-third of rent expense	9	28

Total fixed charges	237	713

Add:
Income (loss) before income taxes and accounting change	288	265
Interest capitalized	(3)	(5)

	285	260

Earnings for fixed charges	$ 522	$ 973

Ratio of earnings to fixed charges	2.20	1.36